

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Paul S. Walsh
Chief Executive Officer
Diageo plc
Lakeside Drive, Park Royal
London NW10 7HQ, England

> **Re: Diageo plc**
> **June 30, 2010 Form 20-F**
> **Filed September 14, 2010**
> **Response Letter dated November 22, 2010**
> **File No. 001-10691**

Dear Mr. Walsh:

We have reviewed your filing and response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Notes to the Consolidated Financial Statements, page 155

2. Segmental Information, page 157

(e) Foreign Exchange Rates, page 162

1.   We note your response to comment one of our letter dated 29 October 2010. We believe that paragraph 42(b) of IAS 21 prohibits restatement of *comparative* figures when the reporting currency is not hyperinflationary. Please further explain to us why you believe the results for the six months ended 31 December 2009 represent *comparatives* to the year ended 30 June 2010 that are not required to be adjusted for subsequent changes in the price level or subsequent changes in exchange rates pursuant to paragraph 42(b) of IAS 21. In your response, describe the materiality to your fiscal 2010 results of applying the exchange rate at 30 June 2010 to the entire fiscal year. Refer to BC22 of IAS 21 and BC16 of IFRIC 7 for additional guidance.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services